1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

January 30, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares, Inc.

(Securities Act File No. 33-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 206

Ladies and Gentlemen:

On behalf of the iShares, Inc. (the “Company”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, Post-Effective Amendment No. 206 (the “Amendment”) to the Company’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Company: iShares Emerging Markets High Yield Bond Fund (the “Fund”). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Morningstar Emerging Markets High Yield Bond Index (the “Underlying Index”). The Underlying Index tracks the performance of the below-investment grade U.S. dollar-denominated emerging market sovereign and corporate bond market (also known as “junk bonds”). All bonds included in the Underlying Index are selected according to a set of rule-based inclusion criteria regarding issue size, bond type, maturity, and liquidity. The securities included in the Underlying Index are rebalanced on the first business day of each month. Eligible countries rebalanced annually at the end of September. The Underlying Index includes bonds issued by corporations, sovereignties and quasi-sovereign corporations (more than 50% government ownership) based in Latin American, Eastern European, Middle

Eastern/African, and Asian (excluding Japan) countries that meet certain criteria to be classified as emerging market countries by Morningstar, Inc’s (“Morningstar”) proprietary index methodology. Eligible individual securities must have a minimum outstanding face value of $500 million or more, and eligible issuers must have aggregate outstanding debt of $1 billion or more to be included in the Underlying Index. Bonds with less than $500 million of outstanding face value will be used for calculating an issuer’s aggregate outstanding debt, but will not be eligible for inclusion in the Underlying Index. All securities included in the Underlying Index must be U.S. dollar-denominated fixed rate bonds with a remaining maturity of 13 months or more at the time of rebalancing. Bonds must have a composite rating of BB+ or lower to be included in the Underlying Index. The Underlying Index employs a weight capping algorithm to limit exposure to single issuers. Single issuers are capped at 23% of the Underlying Index portfolio, and the sum of all issuers over 5% is capped at 48%. Issuer’s under 5% are capped at 4.7%. In instances where an issuer exceeds the capping threshold, the weight is modified and allocated on a pro rata basis to the remaining constituents.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark), creations and redemptions section and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 160 filed pursuant to Rule 485(a)(2) on November 1, 2011.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 160, filed pursuant to Rule 485(a)(2) on November 1, 2011, relating to the iShares MSCI Emerging Markets Energy Sector Capped Index Fund.

The disclosures applicable to the Fund and the Company included in the Amendment that are substantially similar to those in the referenced prior filing, with the differences described above, relate to descriptions of shares, the investment manager and other attributes under the headings “Management—Administrator, Custodian and Transfer Agent,” “Management—Conflicts of Interest,” “Shareholder Information—Buying and Selling Shares,” “Shareholder Information—Book Entry,” “Shareholder Information—Share Prices,” “Shareholder Information—Dividends and Distributions,” “Shareholder Information—Taxes When Shares Are Sold,” “Shareholder Information—Householding,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services—Investment Adviser,” “Investment Advisory, Administrative and Distribution Services—Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services—Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Additional Information Concerning the Company—DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information” included in the SAI.

* * * * *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1273.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).